EXHIBIT 99.3
Performance of Wipro Limited for Quarter and Year ended March 31, 2007
Executive Vice President & Chief Financial Officer

Financial Summary of quarter ended March 31, 2007 (Indian GAAP) – Wipro Limited Consolidated
Wipro Limited (Consolidated)
rGowth Particulars Rs Crores YoY
Revenue 4,333 39% Profits Before Interest & Tax841 25% Profits After Tax 856 39%
Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY Global IT Services 3,048 32% 732 26% India, ME & Asia Pac IT Biz. 784 38% 73 29% Consumer Care & Lighting 228 37% 27 25%

Financial Summary of year ended March 31, 2007 (Indian GAAP) – Wipro Limited Consolidated
Wipro Limited (Consolidated)
Growth Particulars Rs Crores YoY
Revenue 15,001 41% Profits Before Interest & Tax 3041 35%
Profits After Tax 2942 42% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY Global IT Services 11,095 38% 2,694 36% India, ME & Asia Pac IT Biz. 2,484 46% 214 47% Consumer Care & Lighting 818 36% 101 25%

Highlights for the quarter – Global IT business
• Revenues at $690.7 M (YoY growth of 36%), ahead of guidance of $685 M for the quarter.
• Combined IT businesses cross $3Bn mark for the year, while Enterprise Solutions Business cross
• $1Bn in annual Revenues.
• For the year, margins of Global IT business in narrow band similar to FY05-06 (30bps), despite
• investments in acquisitions, Offshore wages increase, deeper bench and volatile currency.
• Sequential Revenue growth of 7.8% in Global IT Services segment, comprised of 7.4% growth in
• Revenues of IT Services and 12.4% growth in Revenues of BPO Services. • IT services revenue driven by 5.4% Volume Growth and 1.3% increase in realization.
• Acquisitions improved OM% by more than 950 basis points; all acquisitions turned net positive
• this quarter.
• BPO had some marquee wins, and yet again expanded Operating Margins by 120 basis points,
• the eighth quarter in succession.
• For the year, Global IT services added 14,076 employees on net basis, which comprised of
• 12,699 employees in IT services and 1,377 employees in BPO. Revenue Dynamics-Global IT Business Vertical distribution ( Q4 FY07) Geographical distribution ( Q4 FY07)

§ Verticals:
Enterprise solutions has grown at 10% for last three quarters. Within Enterprise Solutions, Energy & Utilities grew 14% seq, Retail vertical grew 11% seq and 72% YoY, Manufacturing grew 10% sequentially
Financial Solutions delivered 9% seq & 43% YoY growth and crossed the 0.5 Bn mark.
§ Differentiated Services:
BPO grew 12.5% seq and expanded OM by 120bps (8th quarter in succession)
Package Implementation and TIS grew double digit seq (PI 13% and TIS 11%), while Testing grew 8% seq.
Both Testing and TIS have now grown at 14% CQGR over last 8 quarters.
§ Geography:
US grew 8% seq and 33% YoY, Europe grew 38% YoY

Customer Dynamics – Global IT business
• Added 44 new clients, out of which 7 are from Fortune 1000/ Global 500 Corporations.
• 22 new customers were in the Enterprise business; 35 of the new customers were from North America.
• For the last 16 quarters, we have added 10 clients every quarter to the > $1 Mn bucket and 2 clients every quarter to the > $20 Mn bucket. Now have 262 customers with > $1 Mn Revenue run rate and 40 customers with > $20 Mn Revenue run rate.
• Major wins during the quarter included:
• A Large multi-million dollar managed Infrastructure Services contract from a global leader in semiconductor manufacturing that spans across their IT infrastructure including end user computing, networks, security and data center management.
• An Enterprise Test Management Offshore partnering engagement for Testing the Retail Banking applications from a leading bank in North America.
• A large scale Oracle CRM implementation and management win from a leading Telecom Service Provider in Europe and a multi year SAP / Ariba support contract from one of North America’s largest insurance companies.
• A Business Process Outsourcing contract with one of the largest Airline companies globally.
• During the year we have won 10 large deals in excess of $ 50 M

Key Highlights – Wipro Infotech
§ For the quarter, Wipro Infotech recorded revenues of Rs.7,837 Mn, a growth of 38% YoY, and PBIT of Rs. 731 Mn, a growth of 29% YoY. It crossed $ 0.5 Bn in Revenues during the year
§ Services business contributed 31.4% to total Revenue during the quarter and grew by 40% yoy.
§ The marquee wins included:
A comprehensive MySAP suite implementation at Zuari Cements
Infrastructure management contracts at HDFC Standard Life and Oxigen Services
Contracts from Bharti Airtel for data center & security consulting and system integration for setting up Carrier Ethernet Network.
§ Recognitions won:
SAP recognized Wipro Infotech as the Best Channel Partner across Asia Pacific. Microsoft recognized Wipro Infotech as the best partner in India. Wipro Infotech received several accolades from Cisco Systems including Top Sales achievement partner and Best post sales support partner.
Wipro Infotech won awards for innovation in HR practices across several categories from Indiatimes — Mindscape, ITM — Bangalore & Stars of the Industry.

Other Highlights
Wipro Consumer Care and Lighting (WCCL)
• For the quarter, Wipro Consumer Care and Lighting recorded Revenues of Rs. 2,275 million, a growth of 37% YoY and PBIT of Rs. 267 million, a growth of 25% YoY. PBIT for the year cross Rs 1 Bn
• Santoor is now India’s 3rd largest soap brand by value
• Successful new roll outs during the year included Santoor White soap –product and perfume got excellent consumer feedback; Santoor Hand Wash in 2 perfume variants & Wipro Sweet & Healthy — low calorie sweetener
• During the year successfully completed the acquisition of Northwest Switches and integration on track.
• Diapers and CFL grew well; Consumers recognized their superior quality, Furniture business continued to grow. Have started in-house manufacture of chairs & expanded the range significantly
• Institutional Lighting – Grew well; Prestigious projects included Delhi Metro and Vivekananda Rock Memorial
Wipro Infrastructure Engineering (WIN)
• Wipro Infrastructure Engineering (WIN) organic revenues grew 47% YoY. • No. 2 player globally in hydraulic cylinders — from No 17 three years ago
• WIN completed the acquisition of Hydrauto Group AB. The acquisition is opening up exciting opportunities to WIN in the Global Market place.
• Unique global footprint with 9 factories across the world. • Crossed Rs 10 Billion annual revenue run rate in Q4 of FY 06-07.

Summary • Track record of consistent growth continues – Global IT business continues to witness broad-based growth. Differentiated service lines continue to demonstrate significantly higher growth, BPO continues to deliver strong growth with improving profitability
• Successfully integrated 8 acquisitions and commenced 2 Joint-ventures. Wipro Infotech & WIN completed their maiden acquisitions
• Strategic investments paying off; demonstrated by excellent growth, large deal wins and expanded footprint with customers
• All Acquisitions turned net positive in Q4 with 14% sequential revenue growth.
• The only Indian company to be ranked among the Top 10 on the IAOP Global Outsourcing 100 – Fortune Magazine, April 2006
• Wipro BPO sweeps IQPC’s 2007 Global Excellence Awards winning: 2007 Global F&A Excellence Award,
2007 Global BPO
Standard Bearer Award,
2007 Global
KPO Excellence Award,
2007 Global Standard
Bearer for Talent Management
• Wipro Infotech ranked as Largest Network Integrator (Voice & Data) • WCCL and WIN growing well ahead of industry growth rates.
Wipro well positioned to deliver strong value for its stakeholders

Supplemental Data
• Financial Results as per US GAAP • Key Operating Metrics in Global IT business • Key Client Metrics

Financial Summary of quarter ended March 31, 2007 (As per US GAAP)
Wipro Limited (Consolidated)
Growth Particulars Rs Crore YoY
Revenue 4,335 42% Profits Before Interest & Tax 81928% Profits After Tax 861 44%
Key Segmental Results Revenue Growth PBIT Growth Segment Rs Cr YoY Rs Cr YoY Global IT Services 3,042 32% 713.0 26% India, ME & Asia Pac IT Biz. 777 47% 72.7 67% Consumer Care & Lighting 211 42% 32.8 55%
[Graphic Appears Here]

Key Operating Metrics in Global IT Business for quarter ended March 31, 2007
Particulars Mar 07 Dec 06 Mar 06
Revenue Break-down:
Tech. Services 33.1% 34.0% 37.5 % Financial Solutions 22.9%22.7% 21.6% Enterprise Solutions44.0%43.3% 40.9% North America 63.8% 63.6% 64.7% Europe31.1% 31.6%30.4% Japan 3.2% 3.3%3.5% Others 1.9%1.5% 1.4% Onsite Revenue (IT Services) 55.2% 54.9% 52.6% Offshore Revenue (IT Services)44.8% 45.1% 47.4% People related No of people (Quarter end data)
IT Services 50,354 49,313 37,655 BPO Services 17,464 16,863 16,087 Total 67,818 66,176 53,742
Net Addition during the quarter
IT Services 1,041 3,489 1,029 BPO Services 601 1,508 1,689 Total 1,642 4,997 2,718

Key Client Metrics in Global IT Business for quarter ended Mar 31, 2007
Particulars Mar 07 Dec 06 Mar 06
Customer Concentration
Top Customer 3.0% 3.2% 3.3% Top 5 14.0% 14.3%14.2% Top 10 24.1% 24.5% 24.8% Active Customers 620 606 509 No. of New Customers 443742 Revenue from New Customers 4.9% 4.0%7.6% Customer Size Distribution
>$20Mn 40 39 29 $10-$20Mn 33 31 26 $5-$10Mn 35 31 27 $3-$5Mn 37 45 45 $1-$3Mn 117 107 94 Total >$1Mn 262 253 221